Exhibit 99.1

SUZANO S.A.
Publicly Held Company

Corporate Tax ID (CNPJ/ME): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

NOTICE TO THE MARKET

São Paulo, December 12, 2019 — Suzano S.A. (“Suzano” or “Company”) (B3: SUZB3 | NYSE: SUZ) informs its shareholders and the general market that, on the date hereof, it carried out an corporate restructuring that resulted in the transfer, to the subsidiaries of the Company, of the management of properties located in the State of Mato Grosso do Sul, representing approximately 100,000 hectares of land, which already are reflected in the financial statements of the Company (“Assets”), as well as the Installation License for the construction of a pulp mill with annual pulp production capacity of up to 2.2 million tons, in the region of Ribas do Rio Pardo, in the State of Mato Grosso do Sul (“Installation License”).

The expenditures currently pending payment are already contemplated in the CAPEX estimates for 2019 and 2020 disclosed by Suzano.

The Assets and the Installation License, which represent an important growth option for the Company, are part of the strategy to expand its leadership and competitiveness in the global market.

With regard to its commitment to financial discipline, the Company reaffirms that it will continue to prioritize deleveraging, in accordance with the parameters established in its Financial Debt Policy. Future announcements of projects to expand its pulp production capacity, if any, will be made opportunely and duly disclosed through a Material Fact notice, in full compliance with capital market regulations and with its Information Disclosure Policy.

São Paulo, December 12, 2019

Marcelo Feriozzi Bacci
Chief Financial and Investor Relations Officer